

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Brian L. Roberts
Chairman, President and Chief Executive Officer
Comcast Corporation
One Comcast Center
Philadelphia, Pennsylvania 19103

> **Re: Comcast Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 22, 2022**
> **File No. 001-32871**

Dear Brian L. Roberts:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program